TCW FUNDS, INC.

865 SOUTH FIGUEROA STREET, LOS ANGELES, CALIFORNIA 90017

June 2, 2010

BY EDGAR

Mr. Kevin Rupert

Accountant

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	TCW Funds, Inc.

File Nos. 033-52272, 811-07170

Dear Mr. Rupert:

In connection with a response being made on behalf of TCW Funds, Inc. (“Fund”) to comments you provided with respect to the Fund’s annual report dated October 31, 2009, (the “Annual Report”), the Fund hereby acknowledges that:

•	the Fund is responsible for the adequacy and the accuracy of the disclosure contained in the Annual Report;

•

comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Annual Report reviewed by the staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the Annual Report; and

•	the Fund may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgments from all companies whose filings are being reviewed and that these acknowledgments should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

1. Expense Example

You commented that the Expense Example for each series of the Fund should include in a footnote or otherwise the actual number of days in the period.

Future filings will include the actual number of days in the cited period.

2. Receivable from the Investment Advisor - Asset Allocation Funds.

You commented that the receivable from the investment adviser with respect to the three TCW Asset Allocation Funds should be settled monthly.

Several of the series of the Fund have expense reimbursements/fee waivers which are settled monthly and are offset against the advisory fee. The three TCW Asset Allocation Funds do not have an advisory fee. As a result, there were no advisory fees to be offset by the expense reimbursements/fee waivers. We have adjusted our accounting procedures to settle the expense reimbursements/fee waivers monthly for the three TCW Asset Allocation Funds.

3. TCW Short Term Bond Fund - Portfolio Holdings

You requested that we explain the appropriateness of the name of the TCW Short Term Bond Fund given its portfolio securities.

The TCW Short Term Bond Fund uses duration in order to measure maturity of the fund. Duration measures the “length” of a bond and is a weighted-average term-to-maturity of the bond’s cash flows, the weights being the present value of each cash flow as a percentage of the bond’s full price. The TCW Short Term Bond Fund seeks to have an investment portfolio with a weighted average effective duration of no more than two years. The historical duration (measured at month end) of the fund is as follows:

November 30, 2008	1.48 years
December 31, 2008	1.12 years
January 31, 2009	0.99 years
February 28, 2009	1.10 years
March 31, 2009	1.04 years
April 30, 2009	0.90 years
May 31, 2009	1.18 years
June 30, 2009	1.36 years
July 31, 2009	1.31 years
August 31, 2009	1.39 years
September 30, 2009	1.32 years
October 31, 2009	1.20 years
November 30, 2009	1.07 years
December 31, 2009	1.20 years
January 31, 2010	0.95 years
February 28, 2010	0.88 years
March 31, 2010	0.68 years
April 30, 2010	0.80 years

I note also that the preponderance of securities in the Fund are floating rate or ARMs which have an inherently low duration. The Fund continues to invest in such low duration securities. As of April 30, 2010 the Fund’s sector composition was 8% in short term money market instruments, 43% agency ARMs and floaters and approximately 20% non-agency ARMS.

Given the duration of the TCW Short Term Bond Fund, we believe its name consistent with its investment policies.

Should you have any questions, do not hesitate to telephone the undersigned at (213) 244-0290.

Sincerely,

/s/ Philip K. Holl
Philip K. Holl
Secretary